Safe-T Group Ltd.

8 Abba Eban Ave

Moradot HaCarmel Industrial Park

Herzliya, Israel 4672526

July 5, 2018

Via EDGAR - Confidential

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Jan Woo

Branch Chief - Legal,

Office of Information Technologies and Services

Re:	Safe-T Group Ltd. Amendment No. 1 to Confidential Draft Registration Statement on Form F-1 Submitted May 10, 2018 CIK No. 0001725332

Dear Ms. Woo:

The purpose of this letter is to respond to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission as set forth in your letter of June 7, 2018, regarding the above mentioned draft registration statement on Form F-1. For your convenience, your original comments appear in bold, followed by our response. We are concurrently publically filing the Form F-1 (“Form F-1”). Page references in our response are to the Form F-1.

Prospectus Summary

Corporate Information, page 1

1.	We note your response to prior comment 2 regarding the nature of your client base, consisting of mostly “large Israeli regional banks with branches across the country and globally, large Israeli healthcare organizations, leading Israeli insurance companies, and the Israeli police force.” Given your limited operating history and revenues of less than $1.1 million in fiscal year 2017, please disclose the amount of revenues generated from these customers if you continue to discuss them prominently in the prospectus summary. To provide further context regarding your largest customers, disclose the identities of Customer A and Customer D, which together generated 34% of your total revenue in 2017.

Response: We have revised our disclosure on page 1 and page 49 to indicate the percentage of our revenue from each of these customers. We note that Customer A is our main reseller that sells our products to end-customers. For accounting purposes, the Company's resellers, inclusive of Customer A, are considered the Company’s end customers, and thus, quantitative information regarding Customer A represents the revenue generated from such reseller. Customer D is the Israeli Police Force.

Jan Woo, Branch Chief - Legal

Offices of Information Technology and Services

Securities and Exchange Commission

July 5, 2018

2.	You disclose that you have 60 clients. Please clarify whether your business plan is based on your intention to grow your revenues within your existing client base or whether your growth is dependent on generating new clients. If your growth plans are primarily dependent on generating new clients, clarify whether you intend to focus on large organizations or small and medium sized businesses. Further, please clarify the extent to which your 30% increase in revenues in fiscal year 2017 was attributable to new clients.

Response: We have revised our disclosure on page 56 to indicate that in addition to our efforts to ensure customer satisfaction to maintain current relationships, and in order to grow our business, we intend to also focus on generating revenue from new customers, ideally medium to large organizations. In addition, we have disclosed the percentage of our revenues generated from new and existing customers on page 42.

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If you have any questions or require additional information, please call our attorneys, David Huberman at (+972) 54-596-5967, Robert Condon at (212) 660-3049 or Oded Har-Even at (212) 660-5002, of Zysman, Aharoni, Gayer and Sullivan & Worcester LLP.

Sincerely,

SAFE-T GROUP LTD.

By:	/s/ Shachar Daniel
Chief Executive Officer

cc:	Edwin Kim, Staff Attorney
Kathleen Collins, Accounting Branch Chief
Megan Masterson Akst, Senior Staff Accountant